North America's Railroad

NEWS RELEASE
CN announces new share repurchase program
and declares fourth-quarter 2016 cash dividend

MONTREAL, Oct. 25, 2016 — CN (TSX: CNR) (NYSE: CNI) announced today that its Board of Directors has approved a new share repurchase program.  CN believes that the repurchase of its shares represents an appropriate and beneficial use of the Company's funds.

Ghislain Houle, CN executive vice-president and chief financial officer, said: "CN has proven resilient in challenging market conditions by continuing to deliver solid financial results and free cash flow. Over the past five years, CN has repurchased 135 million shares, returning approximately C$8 billion to its shareholders. I am pleased that CN continues its track record of rewarding shareholders with this new program."

The new normal-course-issuer bid (Bid) permits CN to purchase, for cancellation, up to 33 million common shares, representing 5.1 per cent of the 649,072,911 common shares issued and outstanding of the Company not held by insiders on Oct. 17, 2016. On that date, 768,109,539 CN common shares were issued and outstanding.

The Bid – starting on Oct. 30, 2016, and ending no later than Oct. 29, 2017 – will be conducted through a combination of discretionary transactions and automatic repurchase plans through the facilities of the Toronto and New York stock exchanges, or alternative trading systems, if eligible, and will conform to their regulations.

Toronto Stock Exchange (TSX) rules will permit CN to purchase daily, through TSX facilities, a maximum of 280,418 common shares under the Company's Bid. Purchases under the Bid will be made by means of open market transactions or such other means as the TSX or a securities regulatory authority may permit, including private agreements or share repurchase programs under one or more issuer bid exemption orders issued by securities regulatory authorities in Canada.

The price to be paid by CN for its open market purchases of common shares will be the market price at the time of acquisition, plus brokerage fees. Purchases made under issuer bid exemption orders will be at a discount to the prevailing market price as per the terms of the order.

As at Oct. 24, 2016, CN has repurchased 28.3 million common shares under its share repurchase program announced in October 2015 at a weighted-average price of C$73.67 per share, excluding brokerage fees, returning C$2.08 billion to its shareholders. CN will continue purchasing shares under this program until Oct. 28, 2016.

CN also announced today that its Board of Directors has approved a fourth-quarter 2016 dividend on the Company's common shares outstanding. A quarterly dividend of thirty-seven-and-one-half cents (C$0.375) per common share will be paid on Dec. 30, 2016, to shareholders of record at the close of business on Dec. 9, 2016.

Forward-Looking Statements
Certain statements included in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including potential purchases of common shares for cancellation under a normal-course-issuer bid. By their nature, forward-looking statements involve risks, uncertainties and assumptions, and are subject to the discretion of CN's Board of Directors in respect of the declaration of dividends. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as "believes," "expects," "anticipates," "assumes," "outlook," "plans," "targets," or other similar words.
Forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company to be materially different from the outlook or any future results or performance implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; security threats; reliance on technology; transportation of hazardous materials; various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes; effects of climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to Management's Discussion and Analysis (MD&A) in CN's annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN's website, for a description of major risk factors.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

CN is a true backbone of the economy, transporting more than C$250 billion worth of goods annually for a wide range of business sectors, ranging from resource products to manufactured products to consumer goods, across a rail network of approximately 20,000 route-miles spanning Canada and mid-America. CN – Canadian National Railway Company, along with its operating railway subsidiaries -- serves the cities and ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the metropolitan areas of Toronto, Edmonton, Winnipeg, Calgary, Chicago, Memphis, Detroit, Duluth, Minn./Superior, Wis., and Jackson, Miss., with connections to all points in North America. For more information about CN, visit the Company's website www.cn.ca.

Contacts:
Media	Investment Community
Patrick Waldron	Paul Butcher
Senior Manager	Vice-President
Media Relations	Investor Relations
(514) 399-8803	(514) 399-0052